UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              DELTA PETROLEUM CORP.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   0000821483
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                                 (CUSIP Number)


                                 March 19, 2007
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             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]       Rule 13d-1(b)
      [X]       Rule 13d-1(c)
      [ ]       Rule 13d-1(d)


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CUSIP NO. 0000821483                                           PAGE 2 OF 7 PAGES
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1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Vega Petroleum Limited
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          England & Wales
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   NUMBER OF    5.      SOLE VOTING POWER
     SHARES                  3,007,671
 BENEFICIALLY  -----------------------------------------------------------------
    OWNED BY    6.      SHARED VOTING POWER
      EACH                   0
   REPORTING   -----------------------------------------------------------------
  PERSON WITH   7.      SOLE DISPOSITIVE POWER
                             3,007,671
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                8.      SHARED DISPOSITIVE POWER
                             0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,007,671
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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [  ]

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.2%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------


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                                                               PAGE 3 OF 7 PAGES


Item 1.     (a)  Name of issuer:

                      Delta Petroleum Corporation

            (b)  Address of Issuer's Principal Executive Offices:

                      370 17th Street, Suite 4300, Denver Colorado 80202

Item 2.     (a)  Name of Person Filing:

                       This Schedule 13G is being filed Vega Petroleum Limited.

            (b)  Address of Principal Business Office or, if none, Residence:

                       The address of Vega Petroleum Limited is 12 York Gate, London, NW1 4QS, United Kingdom.

            (c)  Citizenship:

                       England & Wales

            (d)  Title of Class of Securities:

                       Common Stock, $0.01 par value

            (e)  CUSIP Number:

                       0000821483

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [  ]  Broker or dealer registered under Section 15 of the Act.
            (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act.
            (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the
                       Act.
            (d)  [  ]  Investment company registered under Section 8 of the
                       Investment Company Act of 1940
            (e)  [  ]  An investment adviser in accordance with ss.240.13d-
                       1(b)(1)(ii)(E).
            (f)  [  ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
            (g)  [  ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
            (h)  [  ]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.
            (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
            (j)  [  ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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                                                               PAGE 4 OF 7 PAGES


Item 4.     Ownership.

            (a)  Amount Beneficially Owned: **

            (b)  Percent of Class: **

            (c)  Number of Shares as to which the person has:

                 (i)    sole power to vote or direct the vote **
                 (ii)   shared power to vote or direct the vote **
                 (iii)  sole power to dispose or direct the disposition of**
                 (iv)   shared power to dispose or direct the disposition of **

            ** See Attachment A

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                   Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                Vega Petroleum Limited is the nominee company for the following entities:

                     o   Roadster International Inc.
                     o   Apton International Finance Inc.
                     o   Gil Investments Inc.
                     o   Westwood Finance Holdings SAL

Item 9.     Notice of Dissolution of Group.

                   Not applicable.


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                                                               PAGE 5 OF 7 PAGES


Item 10.    Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                               PAGE 6 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Date:  March  26, 2007


                                             VEGA PETROLEUM LIMITED


                                             By:    /s/ Philippe POUPONNOT
                                                  -------------------------
                                                  Name:  Philippe POUPONNOT
                                                  Title: Director



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                                                               PAGE 7 OF 7 PAGES


                                  ATTACHMENT A


        1.      Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

        As of March 19, 2007, Vega Petroleum Limited ("VPL"), as a nominee company on behalf of Roadster International Inc. ("RI"), Apton International Finance Inc. ("AIF"), Gil Investments Inc. ("Gil") and Westwood Finance Holding SAL ("WFH"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 3,007,671 shares of Common Stock, $0.01 par value, of Delta Petroleum Corp. (the "Common Stock"). Accordingly, VPL may be deemed to be the beneficial owner of the 3,007,671 shares of Common Stock, which, based on there being 57,752,620 shares of Common Stock outstanding as reported in the Form 10-K of Delta Petroleum Corp. for the year ending December 31, 2006 (the "Form 10-K"), represents approximately 5.2% of the outstanding Common Stock.

        VPL disclaims beneficial ownership of the 3,007,671 shares of Common Stock, except to the extent of any pecuniary interest therefrom and 200,000 shares of Common Stock, which VPL holds for itself not as nominee.

        2.      Power to Vote and Dispose (Item 4(c) of Schedule 13G)

        As of March 19, 2007, VPL may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 3,007,671 shares of Common Stock.

        VPL disclaims beneficial ownership of the 3,007,671 shares of Common Stock, except to the extent of any pecuniary interest therefrom and 200,000 shares of Common Stock, which VPL holds for itself not as nominee.